NuGen Holdings, Inc.
44645 Guilford Drive, Suite 201
Ashburn, VA 20147, USA

September 7, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NuGen Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-165682)

Ladies & Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), NuGen Holdings, Inc.  (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-165682, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registration Statement was originally filed with the Commission on March 25, 2010. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have previously been sold in connection with the proposed offering.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (703) 858-0036.

Sincerely,

NuGen Holdings, Inc.

By:	/s/ Eric Takamura
Name:	Eric Takamura
Title:	Chief Executive Officer